Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

TSAKOS ENERGY NAVIGATION LIMITED

THREE MONTHS ENDED JUNE 30, 2005

Results of operations – management discussion

Quarter ended June 30, 2005 versus quarter ended June 30, 2004

Reclassification of Prior Year Balances

Certain reclassifications have been made to the consolidated financial statements for the three months ended June 30, 2004 to conform to the presentation in the June 30, 2005 consolidated financial statements. Commissions were previously presented as a direct deduction to Voyage revenues and are presented in Quarter 2, 2005 under Expenses in the consolidated income statements. Hire expense on chartered-in vessels was previously included in Voyage expenses and is presented separately in Quarter 2, 2005 as ‘Charter hire expense’ under Expenses in the consolidated income statements. Foreign currency losses were previously presented under Other Expenses and are presented under Expenses in the consolidated income statements. Amortization of deferred gain on sale of vessels was previously presented under Other Income and is presented in Quarter 2, 2005 under Expenses in the consolidated income statements. Gains on the sale of new vessels which had not started operations before their sale were previously shown as part of Gain on sale of vessels, net and is presented separately in Quarter 2, 2005 as Gain on the sale on non-operating vessels, net under Other Income.

Voyage Revenue

Voyage revenue was $65.5 million during the quarter ended June 30, 2005 compared to $66.4 million during the quarter ended June 30, 2004. The 1.4% decrease was due primarily to the decrease in the number of vessels from an average of 27.6 vessels in the second quarter 2004 to an average of 26.5 vessels in the second quarter 2005, and partly from the decrease in the total number of days the fleet operated in the spot market (547 days in Quarter 2, 2004) compared to Quarter 2, 2005 (352 days), spot freight rates being higher than time charter.

However, the fact that the decrease in revenue was minor despite operating one less vessel is indicative that the market was still enjoying good rates compared to the previous year and that the Company’s policy of employing vessels for longer term employment, but at rates which are linked to the market rate, has allowed certain vessels to enjoy higher rates than fixed time charter rates would otherwise have earned. In total 1,346 operating days, or 59% of the total, were at market related rates, a similar level to the previous year’s quarter.

The average time charter equivalent rate (TCE) per vessel for the quarter increased from $23,504 per day in the previous year’s quarter to $24,787 for this quarter. All tanker categories achieved relatively good rates in a continuing healthy market. VLCCs, suezmaxes and aframaxes earned on average comparable rates to the second quarter of 2004, as follows (second quarter 2004 average TCE rates in parentheses) -

VLCCs (one on bare-boat charter and one on spot charter) earned an average $44,185 ($45,218), suezmaxes $25,764 ($25,450), aframaxes $24,857 ($23,460). Panamaxes and product carriers earned substantially more than in the equivalent period last year. Panamaxes earned on average $25,666 ($21,658), and product carriers earned $15,936 ($13,865). (TCE is calculated by taking voyage revenue less voyage costs divided by the number of operating days. We do not deduct commission, as commission is payable on all types of charter. In the case of the bare-boat charter, we add a notional operating expense per day in order to render the bare-boat charter comparable to a time-charter).

The VLCC La Madrina continued to operate on the spot market and earned a TCE average of $52,873 in the quarter, compared to $54,935 in the previous year. The other VLCC, the Millennium continued to operate under its long-term bare-boat charter. The suezmaxes were joined by the first delivery of an ice-class vessel, the Eurochampion 2004, which was immediately entered into the spot market earning on its first voyage (including the initial long ballast leg from the yard) TCE of $20,743. The newer aframaxes earned on average $28,245, but the overall average for aframaxes was held down by poor rate achieved by the remaining 80’s built single-hull aframax, Tamyra, which failed to secure profit-making employment in the period.

The vessels Maya and Inca are both employed by the same charterer and earn a minimum rate of $15,750 over six-month periods, adjusted to market rates as determined at the end of the six-month periods. The next six-month determination date for the Inca is in September and so only the minimum rate was taken into account for the second quarter. As an offset, however, in the case of Maya, the six months rate from early January was determined towards the end of June and, based on the accounting policy we follow for variable revenue recognition, in the second quarter the vessel earned, from an accounting view, not only the full rate for the second quarter, but also the excess of the market rate over the minimum relating to most of the days of the first quarter, giving in total an average of nearly $40,000 per day in the second quarter.

Three of the other panamaxes (Bregen, Hesnes and Andes) achieved very respectable rates of between $24,400 and $28,400 operating in the Heidmar panamax Starpool. The Victory III, however, failed to achieve any earnings during the quarter as the special survey dry-docking which started in Quarter 1, unexpectedly continued throughout all of the second quarter due to the extent of required extra work discovered during the course of the docking. Although the days in docking are ignored from the point of view of calculating average vessel category rates, the omission of the vessel for some two months more than anticipated, did have a negative impact on previously estimated Company results by approximately $1.0 million for the quarter (or 5 cents eps).

The 37,000dwt product carrier Didimon was delivered at the beginning of the first quarter and entered a time charter based on variable market rates determined at the end of each month, with a minimum rate of $18,350. Although the vessel did not earn the same level of earnings achieved in the first quarter, it still earned an excellent rate of $26,242 in the second quarter. The vessel was joined by its sister-ship, the Dionisos, at the end of June, entering the Heidmar Dorado pool for product carriers, but only contributing four days revenue to the second quarter results. Two of the older vessels of the fleet, the product carriers Pella and the Dion, were sold towards the end of the period. Both vessel completed their time charters midway through the quarter and briefly performed spot market voyages at modest rates before proceeding to their points of delivery to their new buyers.

Total productivity achieved by the fleet in the second quarter 2005 was 94.6% compared to 98.1% for the second quarter of 2004. The lost time related almost completely to the Victory III losing 91 days on dry-docking and to repairs and waiting time relating to the Tamyra. Otherwise, almost all other vessels were 100% employed during the period.

Commissions

Commissions were $2.5 million, or 3.9% of revenue from vessels, during the quarter ended June 30, 2005, compared to $2.7 million, which was 4.1% of revenue from vessels, for the quarter ended June 30, 2004. The decrease is mainly due to the newer vessels entering charter and pool employment at lower commission rates than certain of the charters that the older, since sold, vessels were required to pay last year.

Voyage expenses

Voyage expenses include costs that are directly related to a voyage, such as port charges, canal dues and bunker (fuel) costs. They are borne by the Company in the case of spot market single voyages or for voyages under contract of affreightment. Otherwise, in the case of time and bare-boat charters they are borne by the charterer. For vessels trading under a pool arrangement, allocation of revenue to pool members is determined after accounting for total voyage expenses by the pool managers.

Voyage expenses were $9.2 million during the quarter ended June 30, 2005, compared to $9.4 million during the prior year’s Quarter 2, a 2.2% decrease. However, total operating days on spot charter and contract of affreightment actually decreased from 820 days in the second quarter of 2004 to 621 days in the second quarter of 2005, a 24% decrease. The effect of the decrease in the number of days that vessels bear voyage expenses have been offset by higher bunker prices by as much as 40% in Quarter 2, 2005 over Quarter 2, 2004.

Charter hire expense

The Company charters-in the aframax Olympia, and the suezmaxes, Cape Baker and Cape Balboa. Charter hire expense was $6.1 million both in the second quarter 2005 and in the second quarter 2004.

Vessel operating expenses

Vessel operating expenses include crew costs, maintenance repairs and spares, stores, lubricants, insurance and sundry expenses such as tonnage tax, registration fees, and communications costs. They are borne by the Company for all vessels of the fleet except for the one vessel on bare-boat charter, and the three vessels which are chartered-in. Total operating costs were $12.7 million during the quarter ended June 30, 2005 and compared to $12.3 million during the quarter ended June 30, 2004, a 3.1% increase. However, operating days of vessels bearing operating expenses fell by 187 days.

Vessel operating expenses per ship per day for the fleet were $6,205 for the quarter ended June 30, 2005, an 8.4% increase from the $5,723 for the quarter ended June 30, 2004. Part of the increase is due to the change in the value of the dollar against the Euro over the previous year’s quarter. Approximately 25% of the Company’s operating expenses are in Euro, mainly in respect to Greek officers on the vessels. However, there was a 7.0% reduction from the first quarter of 2005 in daily operating costs, due in part to the recent strengthening of the dollar. During Quarter 2, there was also continued extra expenditure on spares and repairs relating to the older vessels, especially the La Madrina, Tamyra, Bregen, Pella and Dion.

Depreciation

Depreciation was $8.9 million during the quarter ended June 30, 2005 and $8.9 million during the quarter ended June 30, 2004.

Amortization of deferred charges

We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the quarter ended June 30, 2005, amortization of deferred drydocking charges was $1.0 million as compared to $2.4 million during the quarter ended June 30, 2004, a decrease of 57.5%, mainly due to the sale during the first half of 2005 of the Panos G, Pella and Dion, all of which had substantial remaining balances of deferred dry-docking costs to be amortized, but which were expensed against the sale proceeds. Also, the level of new dry-dockings over the past year has been relatively light.

Management fees

The Company pays to Tsakos Energy Management Ltd. fixed fees per vessel under a management agreement between the companies. From January 1, 2002 to July 1, 2004, all vessels (excluding temporarily chartered-in vessels) bore a management fee of $15,000 per month. From July 1, 2004 the monthly fee was increased to $18,000 for all vessels except the chartered-in vessels where the fee was reduced to $12,500 per month. The fee not only covers the technical management of the vessels, but also the costs of Company management and staff. That part of the fee which relates to vessel management covers all services provided by the technical managers including services which are often subject to a separate charge above the basic fee by independent vessel managers. Consequently, we continue to believe that this is a very competitive fee to pay for such services. Management fees totaled $1.4 million during the quarter ended June 30, 2005, compared to $1.3 million for the quarter ended June 30, 2004, an increase of 9.8%.

In accordance with the revised management agreement between the Company and Tsakos Energy Management, at the absolute discretion of the Company, a further amount may be due as an award to Tsakos Energy Management, if the Company succeeds during the year in achieving a return on equity in excess 15% of the book value per share at the beginning of the year. (Full details as to the criteria and computation of the award may be found in the 2004 Annual Report filed in April). Although from a current perspective it appears likely that such a return is achievable, final determination as to whether an award is payable is dependent on the Company’s Board approval and as such no provision has been made in the accounts for an award.

General and administrative expenses

G&A expenses consist primarily of independent directors’ fees, professional fees, office supplies, investor relations, advertising costs, directors’ liability insurance, and travel-related expenses. General and administrative expenses rose to $0.9 million during the quarter ended June 30, 2005 compared to $0.7 million during the previous year second quarter, an increase of 25.5%. The increase is primarily due to the addition of two new independent directors being appointed to our Board in mid- 2004.

The sum of these expenses, together with the management fees payable to Tsakos Energy Management Ltd., represents the overheads of the Company. On a per vessel basis, daily overhead costs were $944 for Quarter 2, 2005 compared to $783 for the second quarter of 2004, a 20.6% increase.

Amortization of the deferred gain on sale of vessels

In the last quarter of 2003, the Company sold two suezmaxes in a sale and leaseback transaction. The total gain of $15.8 million has been deferred and is being amortized over five year minimum charter period. The amortization of this gain amounted to $0.8 million for the second quarters of 2005 and 2004.

Gain on the sale of vessel

The Company sold the mixed-hulled product carriers Pella and Dion during the second quarter for combined proceeds of $23.9 million realizing capital gains on the vessels of $4.5 million and $4.3 million respectively. In the second quarter of 2004, the panamax Liberty was sold with a capital gain of $0.9 million.

Operating income

As a result of the reasons stated above, income from vessel operations was $32.5 million during the quarter ended June 30, 2005 versus $24.3 million during the quarter ended June 30, 2004, representing a 33.7% increase.

Gain on the sale on non-operating vessel

The Company sold the vessel H-1224 on completion of its construction at the Sanoyas yard, Japan. The contract for the construction had been bought in Quarter 4, 2004. A capital gain of $10.8 million was realized. In the second quarter of 2004, the newly delivered product carrier Delos was sold with a capital gain of $7.8 million.

Interest and finance costs

Interest and finance costs increased from $2.1 million for the quarter ended June 30, 2004 to $2.9 million for the quarter ended June 30, 2005, a 36.1% increase. Although total average loans in the second quarter fell by approximately $60 million, loan interest expense (included in above net amounts) increased from $2.8 million to $4.3 million, mainly due to increases in interest rates payable on loans from an average of 2.6% to 4.0%. This was offset by a $0.3 million credit arising on interest rate swaps compared to additional interest on swaps of $0.4 million the previous year’s second quarter. There was, however, a negative mark-to-market charge on the non-hedging swap of $0.3 million in the quarter compared to $0.4 million positive charge in Quarter 2, 2004.

Capitalized interest in the second quarter of 2005 was $1.3 million compared to $0.6 million in the previous year, due to the extra number of vessels under construction during the past year, the extra pre-delivery installments paid and the increase in average interest rates.

Interest income

Interest income was $1.2 million during the second quarter of 2005 and $0.1 million during the quarter ended June 30, 2004, due to significantly higher average bank deposits and investments, and higher time deposit interest rates in 2005 compared to 2004.

Net Income

As a result of the foregoing, net income for the quarter ended June 30, 2005 was $41.9 million, compared to $30.2 million for the second quarter, 2004, a 38.9% increase. Basic earnings per share were $2.09 compared to $1.62. Excluding the capital gain, net income was $22.3 million compared to $21.4 million, a 4.0% increase, but due to the extra issuance of shares in 2004, earnings per share, net of capital gain, was $1.11 compared to $1.15 for the second quarter 2004.

Liquidity and capital resources

Liquidity requirements relate to servicing debt, funding the equity portion of investments in vessels, funding working capital and controlling fluctuations in cash flow. Net cash flow generated by continuing operations is the main source of liquidity. Additional sources, apart from raising equity, include proceeds from asset sales and borrowings, although all borrowing arrangements to date have specifically related to the acquisition of vessels.

We believe that, unless there is a major and sustained downturn in market conditions, our financial resources are sufficient to meet our liquidity needs through January 1, 2007, taking into account both our existing capital commitments and the minimum debt service requirements as defined by our bank loan covenants.

Net current assets amounted to approximately $78.0 million at June 30, 2005 compared to $74.7 million as at June 30, 2004. Total cash balances (including restricted cash) as at June 30, 2005 amounted to $134.7 million.

Net cash provided by operating activities was $33.7 million in the quarter ended June 30, 2005 compared to $23.4 million in the previous year, a 44.0% increase. The increase is mainly due to more effective working capital management, net income from operations being essentially the same.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during the quarter on dry-dockings amounted to $3.1 million compared to $2.2 million in the previous year’s quarter. One dry-docking took place during the quarter ended June 30, 2005, the continuation of the special survey work performed on the Victory III. Final costs for this work will be paid in Quarter 3, 2005.

Net cash used in investing activities was $55.4 million for the quarter ended June 30, 2005, compared to $3.7 million for the quarter ended June 30, 2004. $114.4 million relates mainly to the payments on delivery of the ice-class suezmax Eurochampion 2004, the aframax H-1224 (sold immediately on delivery) and the product carrier Dionisos. A further $22.8 million was paid as further installments on other vessels as part of the new building programme, including the initial installment on the newly ordered aframax H-1334 from the Sumitomo yard of Japan. (As at June 30, 2005, the Company had under construction twelve vessels, with a contract value of $666 million of which $125 million had been paid by June 30, 2005.)

A further two capital guaranteed 3-year structured note were purchased for $5.0 million. The Company had five such notes held as investments, all of them with capital guaranteed if held to the end of the term. The notes are valued each quarter and any changes are accounted for through earnings ($0.3 million positive contribution in Quarter 2, 2005).

Cash derived from investing activities included $92.8 million, after cash expenditure, received from the sale of Pella, Dion and H-1224, compared to $38.9 million received on the sale of the Liberty and Delos in Quarter 2, 2004.

Net cash from financing activities was $10.5 million in quarter ended June 30, 2005, compared to net cash used of $4.5 million in the quarter ended June 30, 2004. Proceeds from new bank loans in the quarter amounted to $62.6 million in relation to the newly delivered suezmax Eurochampion 2004 and the product carrier Dionisos. Scheduled loan repayments amounted of $10.2 million, plus prepayments of $9.3 million on the sale of the Pella and Dion. In the quarter ended June 30, 2004, there were no new loans. On the contrary, last year the Company secured $80.2 million from a public offering and paid down $76.1 million on loans.

During the quarter ended June 30, 2005, the Company purchased nearly 346,000 shares in the open market in the buy-back programs at a cost of approximately $13.3 million. The shares were cancelled in accordance with Bermudan regulations. No shares were repurchased by the Company during the second quarter of 2004.

A final 95 cent dividend for the fiscal year 2004 was declared in February 2005 and was paid on April 26, 2005. The total amount paid was $19.2 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements.

Total net debt outstanding increased from $365 million at the beginning of the year to $422 million by the end of the quarter. The average debt to capital ratio was approximately 43% by June 30, 2005 (compared to 47% at the end of the second quarter 2004) or 34% on a net of cash basis. The total notional amount of loans covered by interest rate swaps was $288 million or 68% of the total. Further coverage is being discussed with major banks.